MICHAEL K. RAFTER

Direct Dial: 404.443.6702

Direct Fax: 404.238.9626

E-Mail Address: mrafter@bakerdonelson.com

June 23, 2010

Mr. Christian Windsor

Special Counsel, Financial Services Group

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Money Tree, Inc.
Post-Effective Amendments No. 2 to Registration Statements
on Form S-1
File No. 333-155700
File No. 333-155701
Filed February 18, 2010

Dear Mr. Windsor:

We refer to our telephone calls of March 16, April 13, and April 23, 2010, with members of the Division of Corporation Finance and the Office of the Chief Accountant (collectively, the “Staff”) with respect to the above-referenced filings of The Money Tree, Inc. (the “Company”). For your convenience, we have described the unresolved Staff comments in this letter and included, following each comment, a detailed response or explanation. Please be advised that all responses apply to both the Demand Notes Post-Effective Amendment, file number 333-157700, and the Debentures Post-Effective Amendment, file number 333-157701, unless otherwise noted.

Comment:

1.	With respect to the Company’s allowance for credit losses, the Staff questioned the benchmark percentages and the 24-month trend used to calculate the allowance. The Staff also felt that a more detailed methodology that considered segmentation of consumer loans and loan terms associated with the consumer loans might provide a more appropriate means of developing our provision for loan losses and allowance.

Response:

In response to your comment, we determined that it was appropriate to segment our calculation of the allowance for credit losses in accordance with the three categories of our loans: (1) direct consumer loans; (2) consumer sales finance contracts; and (3) auto sales finance contracts. Given our use of a 12-month benchmark and quicker charge-off of bankrupt accounts (both as described

Mr. Christian Windsor

Special Counsel, Financial Services Group

June 23, 2010

in more detail below), we believe this segmentation accurately captures the probable loan loss inherent in our loan portfolio.

As explained in the section entitled “Analysis of Allowance for Credit Losses” in the prospectus filed concurrently herewith (page 29 for Debentures and page 27 for Demand Notes), we use a systematic approach to calculate the allowance for credit losses whereby we apply historical charge-off benchmarks to groups of loans and then adjust (either positively or negatively), as and if applicable, for relevant factors. Based on various qualitative factors and our analysis of economic and other trends over the past several years, we have decided that a 12-month benchmark percentage is appropriate at this time. Although some of the uncertainty relative to the general economic conditions appeared to be diminishing at the end of fiscal 2009, our net charge-offs increased. Even though delinquencies were improving, due to the uncertainty still in existence at this time and the increase in net charge-offs, we utilized the 12-month benchmark percentages in computing the allowance at September 25, 2009. We decreased the auto sales finance percentage by 50 basis points from the benchmark based on qualitative factors. No adjustments were made to the direct consumer or consumer sales finance benchmarks.

As we believe these changes in our policies fully address your comment, we respectfully request that you clear this comment.

Comment:

2.	With respect to consumer bankruptcy accounts, the Staff’s primary concern was that the Company should reserve for these accounts upon or shortly after receiving notice of bankruptcy, and fully charge off accounts in bankruptcy much sooner than had been our practice.

Response:

After further consideration of the Staff’s position, we have changed our consumer bankruptcy policy, and now require consumer finance receivables to be fully charged off within 30 days after receipt of the notice of bankruptcy filing. We believe that this will help ensure that our net finance receivables, accumulated deficit, provision for credit losses, and net loss are properly calculated and accurately reflect our operations.

Because consumer bankrupt accounts are fully charged off within 30 days, accounts in bankruptcy are no longer included in data relating to the direct consumer and consumer sales finance categories.

As we believe this fully addresses your comment, we respectfully request that you clear this comment.

Please be advised that, in connection with the foregoing policy changes, we have restated our audited consolidated financial results as of September 25, 2009 and 2008 and for the three years ended September 25, 2009, 2008 and 2007, and our unaudited consolidated financial results as of December 25, 2009, and for the three months in the periods ended December 25, 2009 and 2008. These restatements are reflected in Amendment No. 1 to our Annual Report on Form 10-K/A, filed on May 28, 2010, and Amendment No. 1 to our Quarterly Report on Form 10-Q/A, filed on June 3, 2010.

Mr. Christian Windsor

Special Counsel, Financial Services Group

June 23, 2010

We trust these responses have now fully addressed your remaining comments. Accordingly, we hereby request that you clear these comments at your earliest convenience, so the Company can file its acceleration request. Please do not hesitate to let us know any additional questions or comments that the Staff may have. We would be pleased to discuss these responses with the Staff by telephone if that would be helpful. Thank you for your consideration of these responses.

Very truly yours, BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, P.C.

/s/Michael K. Rafter
Michael K. Rafter

cc:	Mr. Bradley D. Bellville
Mr. Steven Morrison
Mr. Michael R. Clampitt
Mr. Hugh West
Ms. Angela Connell
Ms. Stephanie Hunsaker